SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n° 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

Notice to the Holders of the 2nd Series, 2nd Issue, Registered, Book-entry type, non-convertible, unsecured Debentures with personal guarantee

Dear Gentlemen,

We hereby inform you that on March 29, 2010 the Board of Directors of Vivo Participações S.A. (“Company”) approved the following conditions for the first rescheduling of the 2nd Series, 2nd Issue Debentures, the details of which were approved at the meetings of the Board of Directors of the Company held on 04/25/2005 and 05/13/2005:

(i) New Effective Period for Income Payment: the new Effective Period for Income Payment (which is the “Second Effective Period for Income Payment”) for the 2nd Series, 2nd Issue debentures of the Company shall be 24 months, counted from May 01, 2010 until May 01, 2012, during which period the conditions for income payment defined herein shall remain unchanged;

(ii) Income: during the Second Effective Period for Income Payment, the 2nd Series, 2nd Issue debentures of the Company shall be entitled to payment of income of 106.00% (one hundred and six percent) of the average rate of the one-day Interfinancial Deposits, called as over extra group DI Rate, calculated in accordance with the formula provided for in clause 4.9 of the “2nd Issue Indenture”;

(iii) Periodicity of the Income Payments: during the Second Effective Period for Income Payment, payments of Income on the debentures shall be made on a semiannual basis, as from the Rescheduling Date.

(iv) debenture holders not agreeing to the new conditions set out by the Board of Directors of the Company shall be required either to voice their option to exercise the right to sell their debentures to the Company by April 09, 2010, through the CETIP and/or BOVESPA FIX, as the case may be, or, in the event of debenture holders not enrolled with the above mentioned systems, to send a mail to the Company, at its head-office, at Av. Roque Petroni Junior, 1464, 6º andar, Bloco “B”, Morumbi, São Paulo – SP, CEP 04707-000, fax +55 (11) 7420-2247, in attention to Investor Relations Officer;

(v) the acquisition of debentures from the debenture holders voicing their option as set forth in item 4.10.6 of the indenture shall not be added by any premium whatsoever;

(vi) the other conditions of the issue shall remain unchanged, with due regard to the provisions set forth in the Private Indenture of the 2nd Issue of Registered, Book-Entry Type, Non-Convertible, Unsecured Debentures with Personal Guarantee of Vivo Participações S.A.;

(vii) we further inform you that the issue rating was increased from “br AA” to “br AAA”, as published in the risk report issued by Standard & Poor’s on March 19, 2010.

São Paulo, March 30, 2010.

Cristiane Barretto
Investor Relations Officer
VIVO PARTICIPAÇÕES S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 06, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.